

Mail Stop 3561

September 19, 2007

Via U.S. Mail

Susan Mills
Vice President
Citigroup Mortgage Loan Trust Inc.
390 Greenwich Street, 14th Floor
New York, NY 10013

Re: Citigroup HELOC Trust 2006-NCB1
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007

Form 10-D for the monthly distribution period from November 1, 2006 to
November 30, 2006
Filed December 21, 2006
File No. 333-131136-03

Dear Ms. Mills,

        We have reviewed your response to our letter dated July 19, 2007 and have the following comments.

General

1. Please tell us why final agreements were not filed on Form 8-K until October 20, 2006.

Form 10-D
Item 7. Significant Enhancement Provider Information

2. Please confirm that in the future you will comply with prior comment 6 for Form 10-Ds filed by the depositor and other affiliated entities of the same asset class, if applicable.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Richard Horowitz
        Thacher Profitt & Wood LLC
        via facsimile: (212) 912-7751